SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 0)*

Russell Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

782352108

(CUSIP Number)

09/09/05

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No. 782352108	Schedule 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

M&G Investment Management Limited Investment Funds 1
No I.R.S Identification Number

2.	CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP*

(a)	☒
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	6.	SHARED VOTING POWER
1,681,000

	7.	SOLE DISPOTIVE POWER
0

	8.	SHARED DISPOTIVE POWER
1,681,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,681,000

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.07%

12.	TYPE OF REPORTING PERSON
CO

CUSIP No. 782352108	Schedule 13G	Page 3 of 8 Pages

Item 1(a).	Name of Issuer:

Russell Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Lee Street
P.O. Box 272
Alexander City
AL 25010

Item 2(a).	Name of Person Filing:

M&G Investment Management Limited (MAGIM)
MAGIM is filing for and on behalf of M&G Investment Funds 1

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Governor’s House, Laurence Pountney Hill, London, EC4R 0HH London, EC4R 0HH

Item 2(c).	Citizenship:

United Kingdom, England

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

782352108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act.

CUSIP No. 782352108	Schedule 13G	Page 4 of 8 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); see item 7;

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)		Amount Beneficially Owned: M&G, in its capacity as investment manager, may be deemed to beneficially own 1,681,000 shares of the Issuer.

(b)		Percent of Class:5.07%

(c)		Number of shares as to which such person has:

	M&G Investment Funds (1)

(i)	sole power to vote or to direct the vote	0

(ii)	shared power to vote or to direct the vote	1,681,000

(iii)	sole power to dispose or to direct the disposition of	0

(iv)	shared power to dispose or to direct the disposition of	1,681,000

	M&G Investment Management Limited

(i)	sole power to vote or to direct the vote	0

(ii)	shared power to vote or to direct the vote	1,681,000

(iii)	sole power to dispose or to direct the disposition of	0

(iv)	shared power to dispose or to direct the disposition of	1,681,000

CUSIP No. 782352108	Schedule 13G	Page 5 of 8 Pages

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

☐

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

☐

Item 8.	Identification and Classification of Members of the Group.

M&G Investment Management Limited (MAGIM)
MAGIM is filing for and on behalf of M&G Investment Funds 1

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 782352108	Schedule 13G	Page 6 of 8 Pages

Item 10.	Certification.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect. ”

CUSIP No. 782352108	Schedule 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	--//Mark Thomas//--

Name:	Mark Thomas
Title:	Head of Group Funds
Date:	September 20, 2005

CUSIP No. 782352108	Schedule 13G	Page 8 of 8 Pages

Exhibit A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 21 day of September, 2005.

NAME	By	/s/ Philip Johnson
Date: 21 September, 2005
(Company Director)